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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PFF BANCORP, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
69331W104
(CUSIP Number)
William Ramette
Cottonwood Holdings, Inc.
11 W. Madison Street
Oak Park, IL 60302
(708) 386-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69331W104

1	NAMES OF REPORTING PERSONS Cottonwood Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		2,229,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,229,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,229,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	Corporation (CO)

CUSIP No.	69331W104

1	NAMES OF REPORTING PERSONS FBOP Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		2,229,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,229,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,229,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	Corporation (CO)

CUSIP No.	69331W104

1	NAMES OF REPORTING PERSONS Michael E. Kelly

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		2,229,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,229,200

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,229,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	Individual (IN)

Item 1. Security and Issuer.
     This Schedule 13D is made in reference to the Common Stock of PFF Bancorp, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 9337 Milliken Avenue, Rancho Cucamonga, California 91730.
Item 2. Identity and Background.
     This Schedule 13D is being filed on behalf of Cottonwood Holdings, Inc., FBOP Corporation and Michael E. Kelly. Cottonwood Holdings, Inc. is a wholly-owned subsidiary of FBOP Corporation. Michael E. Kelly is the controlling common shareholder and Chairman of FBOP Corporation. Cottonwood Holdings, Inc. owns 2,229,200 shares of common stock of PFF Bancorp. The sole executive officer and director of Cottonwood Holdings, Inc. is William M. Ramette. The executive officers of FBOP Corporation are Michael E. Kelly, Chairman, Robert M. Heskett, President, Michael F. Dunning, Chief Financial Officer and Senior Vice President, Robert V. Polenzani, Senior Lending Officer and Senior Vice President and Leona Gleason, Senior Vice President. The directors of FBOP Corporation are Michael E. Kelly, Robert M. Heskett and Edward C. Fitzpatrick. The principal address of FBOP Corporation and Cottonwood Holdings, Inc., as well as the business address of all officers and directors other than Mr. Fitzpatrick, is 11 W. Madison Street, Oak Park, IL 60302. Mr. Fitzpatrick is a partner in the law firm of Locke Lord Bissell & Liddell LLP and his business address is 111 South Wacker Drive, Chicago, IL 60606. The place of organization for Cottonwood Holdings, Inc. and FBOP Corporation is the state of Illinois. Each of the officers and directors are also citizens of Illinois. The principal business of Cottonwood Holdings, Inc. is to serve as an investment holding company while the principal business of FBOP Corporation is to serve as a bank holding company. During the last five years, none of the above persons or entities has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The source of funds used to purchase the common stock of the Issuer will be derived from corporate working capital of FBOP Corporation.
Item 4. Purpose of Transaction.
     An application to the Federal Reserve Board was submitted on December 7, 2007 by FBOP Corporation to request approval to increase the amount of Issuer common stock held by Cottonwood Holdings, Inc., to 24.9%. Michael E. Kelly and certain officers of FBOP Corporation or it subsidiaries have had meetings with the PFF Bancorp, Inc.’s officers and members of its board of directors. Currently, the reporting persons’ intent continues to be to act as a passive investor.

Item 5. Interest in Securities of the Issuer.
     (a) As of the date of this statement, Cottonwood Holdings, Inc., a wholly owned subsidiary of FBOP Corporation whose controlling common shareholder is Michael E. Kelly, owns 2,229,200 shares of the common stock of Issuer which constitutes approximately 9.85% of the common stock of Issuer, as of October 31, 2007.
     (b) As of the date of this statement, Cottonwood Holdings, Inc., a wholly owned subsidiary of FBOP Corporation whose controlling common shareholder is Michael E. Kelly, has sole voting power of 2,229,200 shares of the common stock of Issuer which constitutes approximately 9.85% of the common stock of Issuer.
     (c) During the last sixty (60) days, Cottonwood Holdings, Inc. has acquired 1,059,200 common shares of the Issuer on the open market as specified in the chart below:

Date of Purchase	Numer of Shares	Price per Share	Total Purchase Price
10/11/2007	40,000	$15.77	$630,932.00
10/12/2007	9,700	$15.89	$154,089.35
10/16/2007	88,900	$16.06	$1,427,707.33
10/17/2007	64,400	$15.90	$1,023,792.56
10/18/2007	63,500	$15.35	$974,680.55
10/19/2007	70,000	$15.02	$1,051,442.00
10/22/2007	80,000	$14.62	$1,169,784.00
10/23/2007	50,000	$14.43	$721,675.00
10/24/2007	60,000	$14.21	$852,393.00
10/15/2007	52,700	$16.02	$844,343.59
10/25/2007	70,000	$14.17	$991,706.92
10/26/2007	270,000	$11.41	$3,080,840.00
10/29/2007	140,000	$10.71	$1,498,929.00

	1,059,200		$14,422,315.30
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the securities listed in Item 5(a).
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     None
Item 7. Material to be Filed as Exhibits.
     Exhibit I: Joint Filing Agreement dated as of December 17, 2007 among FBOP Corporation, Cottonwood Holdings, Inc. and Michael E. Kelly.

SIGNATURE
     After reasonable inquiry and to the best of knowledge and belief of the Reporting Persons, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.
Dated: December 17, 2007

FBOP Corporation
By:	/s/ Michael F. Dunning
Michael F. Dunning Executive Vice President -- Chief Financial Officer

Cottonwood Holdings, Inc.
By:	/s/ William M. Ramette
William M. Ramette President

/s/ Michael E. Kelly